Exhibit 11


                             NB CAPITAL CORPORATION
                        COMPUTATION OF EARNINGS PER SHARE


                                     Three-month period       Three-month period
                                          ended                     ended
                                      September 30,             September 30,
                                           2002                     2001


Net income                            $9,033,670                $ 10,594,680

Deduct: Senior preferred stock
        and series A preferred
        stock dividends                6,267,639                   6,270,288
                                       ---------                   ---------

                              (A)     $2,766,031                 $ 4,324,392

Common share outstanding      (B)            100                         100

Earning per share             (A/B)     $ 27,660                   $  43,244